August 24, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Barbara C. Jacobs, Assistant Director Hugh Fuller, Senior Examiner

Dear Sirs/Mesdames:

Re:	Destiny Media Technologies, Inc. Amendment 1 to Form SB-2 Filed August 6, 2007 File No. 333-143060

Thank you for your letter of August 16, 2007 with respect to the Amendment 1 to Form SB-2 (the “Form SB-2/A”) filed by Destiny Media Technologies, Inc. (the “Company”) on August 6, 2007. We enclose our response to your comments and four blacklined copies of our amendment to the Form SB-2/A. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of August 16, 2007.

Amendment 1 to Form SB-2
Selling Stockholders, Page 15

1.	Footnotes to your selling shareholders table indicate that Destiny Media issued securities to various selling shareholders as directed by Bryant Park Capital. Disclose the relationship between Bryant Park Capital and these various shareholders……

Response: We have added disclosure relating to relationships between Bryant Park Capital and the various shareholders in the footnotes to the selling stockholders table, please see page 17.

Form 10-QSB
Item 3, Controls and Procedures, page 12

2.	With respect to your Item 308(c) disclosure, you continue to use the term “no significant changes” with regard to your internal controls even after we specifically requested in our comment 9 of our letter of June 25, 2007 that you use the term “materially affected”.

Response: We have filed an amendment to our Form 10-QSB for the period ended May 31, 2007 to correct our disclosure relating to controls and procedures as suggested.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

***

We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at (604) 609-7736 or our legal counsel, Larry Yen of Clark Wilson LLP, at (604) 891-7715.

Yours truly, DESTINY MEDIA TECHNOLOGIES, INC. Per: /s/ Steven Vestergaard Steven Vestergaard

cc:	Clark Wilson LLP Attn: L.K. Larry Yen